  Exhibit 99.1

February 26, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:
All Canadian Securities Regulatory Authorities

New York Stock Exchange

Subject: PRETIUM RESOURCES INC.

Dear Sir/Madam:

We adviseof the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 24, 2021
Record Date for Voting (if applicable) :	March 24, 2021
Beneficial Ownership Determination Date :	March 24, 2021
Meeting Date :	May 04, 2021
Meeting Location (if available) :	VIRTUAL MEETING
Issuer sending proxy related materials directly to NOBO:	No (AMENDED)
Issuer paying for delivery to OBO:	No (AMENDED)

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	74139C102	CA74139C1023
COMMON RESTRICTED (US LEGEND)	74139C201	US74139C2017

Sincerely,

Computershare
Agent for PRETIUM RESOURCES INC.